UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SYNERGY CHC CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

87165D 109

(CUSIP Number)

Michel Loustric

The Business Center, Upton, St Michael BB11103 Barbados

(246) 266-8631

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

DECEMBER 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87165D 109	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knight Therapeutics (Barbados) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 19,277,814[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 19,277,814[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,277,814[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 87165D 109	13D/A	Page 3 of 4 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

No funds were used in the acquisition of the securities acquired as they were acquired by the Reporting Person as consideration for services rendered to the Issuer.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

As reported in Item 3 above, the securities acquired by the Reporting Person on December 14, 2015 issued to the Reporting Person as consideration for services rendered to the Issuer.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)	Amount beneficially owned: 19,277,814[1] which represents 22.9%[2] of the class

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 19,277,814[1]

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 19,277,814[1]

	(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	On December 14, 2015 the Reporting Person acquired beneficial ownership of 1,000,000[3] securities of the class as consideration for services rendered to the Issuer

1 Includes 8,132,002 million shares that may be acquired upon the exercise of warrants and 1,000,000 shares that may be acquired upon the exercise of stock options (subject to the vesting conditions described in footnote 3 below)

2 Based on 84,360,097 shares of common stock issued and outstanding (69,238,044 shares of common stock as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2015, plus 15,122,053 shares of common stock issued pursuant to the transactions described on the Form 8-K filed by the issuer with the SEC on November 18, 2015).

3 Consists of 1 stock option to acquire 1,000,000 common shares of the Issuer at an exercise price of $0.25 per share, exercisable for a period of 10 years. The vesting schedule of the options is as follows: one-third (333,333 shares) are exercisable on December 31, 2015, one-third (333,333 shares) are exercisable on December 31, 2016 and one-third (333,334) are exercisable on December 31, 2017, provided that the Reporting Person provides continuous service as an observer on the Issuer’s Board as of each such vesting date.

CUSIP No. 87165D 109	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Knight Therapeutics (Barbados) Inc.

/s/ Michel Loustric
Insert Name

President
Insert Title

12/17/2015
Insert Date